SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

sgandhi@sidley.com (212) 839 5684	FOUNDED 1866

July 1, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE - Mail Stop 4720

Washington, D.C. 20549

Re:	Athene Holding Ltd.
Registration Statement on Form S-1
File No. 333-211243

Dear Ms. Hayes:

On behalf of Athene Holding Ltd. (the “Registrant”), enclosed for review by the Securities and Exchange Commission (the “Commission”) is Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-211243, of the Registrant (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated June 6, 2016 (the “Comment Letter”) and to effect such other changes as the Registrant deems appropriate. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Comment Letter or Registration Statement, as applicable.

Set forth below are the responses of the Registrant to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant. Page numbers refer to page numbers of the unmarked version of the Registration Statement as submitted on the date of this letter.

General

1.	Please include the name(s) of the lead underwriter(s) in your next amendment. We may defer our review of any amendment that does not name the lead underwriter(s).

As per the telephone conversation with the Staff on June 28, 2016, the Registrant undertakes to include the name(s) of its lead underwriters in a subsequent amendment to the Registration Statement once it has appointed such lead underwriter(s).

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Suzanne Hayes

July 1, 2016

2.	We note that the website for Apollo Alternative Assets contains a link to an Investor Day Presentation for Athene Holding Ltd. dated October 29, 2015. Please provide us with your analysis as to whether the presentation materials comply with Section 5 of the Securities Act of 1933.

The Registrant does not believe that the link to the Investor Day Presentation dated October 29, 2015 violates Section 5 of the Securities Act of 1933, as amended, because the presentation was not made publicly available for the purpose of conditioning the market for any offering of the securities of the Registrant, but rather, solely for the purpose of complying with regulatory prescribed disclosure rules under applicable Dutch law.

Approximately 46% of the Registrant’s common shares are held by a subsidiary of Apollo Alternative Assets, L.P. (“AAA”), a Guernsey limited partnership whose units are publicly listed and traded on the regulated market operated by Euronext Amsterdam N.V. Substantially all of the assets of AAA are comprised of the Registrant’s Class B common shares.

On the basis of The Dutch Act on the Supervision of the Financial Markets and given the listing of AAA’s securities on the Euronext exchange, AAA is legally required to publish material non-public information forthwith by way of a press release and to post such information on its website. As such, AAA was legally obliged to make the Investor Day Presentation public by mentioning it in a press release and posting the Investor Day Presentation on its website. While the Registrant does not believe that the information contained in the Investor Day Presentation was necessarily material non-public information at the time of its release – it was a communication in a business-as-usual mode – AAA has in the regular course posted all regularly released information relating to the financial and business information of the Registrant on its website. The Registrant notes that all material and relevant information from the Investor Day Presentation has been disclosed in the Registration Statement.

The Registrant believes that, as a general matter, where an issuer faces an obligation under applicable disclosure rules to make a public statement or where it is obligated by contract to disclose periodic financial information to existing security holders, the required disclosures should not be considered an offer. The Registrant’s common shares are held by a significant number of institutional and individual investors. The Registrant has, through agreements with its existing shareholders, engaged in regular and periodic communications with them to convey its historical financial results and updates on its business and outlook. While Rule 168 under the

Ms. Suzanne Hayes

July 1, 2016

Securities Act is not applicable to non-reporting issuers, the Registrant believes that its dissemination of business and financial information to its existing shareholders on a regular basis meets with the spirit of the Rule 168 safe harbor, which permits the dissemination of regularly released business information by, or on behalf of, an issuer. As the Commission has explained in the context of U.S. publicly registered companies: “We do not believe that it is beneficial to investors or the markets to force reporting issuers to suspend their ordinary course communications of regularly released information that they would otherwise choose to make because they are raising capital in a registered offering.” Securities Act Release 33-8591 (December 1, 2005).

Cover Page

3.	Please include on the cover page a brief discussion of your dual class structure. Your discussion should address the rights and differences in voting and economic power of each class. In addition, please disclose your status as a “controlled company.”

The Registrant has revised the cover page of the prospectus to include a discussion of its dual class structure, including the rights and differences in voting and economic power of each class of common stock, to comply with the Staff’s comment.

Because no individual, group or other company holds more than 50% of the voting power of the Registrant, the Registrant is not a “controlled company” as defined under New York Stock Exchange or NASDAQ listing standards.

Prospectus Summary, page 1

4.	Please balance the disclosure on page two regarding the rating for your main insurance subsidiaries by also including the Issuer Credit Rating for AHL.

The Registrant has revised the disclosure on page 2 and page 149 of the Registration Statement to include the Issuer Credit Rating for AHL to comply with the Staff’s comment.

5.	We note your disclosure on page seven that the newly issued DOL regulations regarding fiduciary obligations will provide you with additional sources of growth. However, as you indicate on page 13, these regulations may have a material adverse effect on your business. Please revise your disclosure to explain how you anticipate these regulations to be a market opportunity in light of the risks they pose to your business.

Ms. Suzanne Hayes

July 1, 2016

The Registrant has revised the disclosure on page 7 and page 153 of the Registration Statement to explain how these regulations may be a market opportunity to comply with the Staff’s comment.

Relationship with Apollo, page 4

6.	Please disclose in this section that Apollo will control 45% of the total voting power of AHL and will have representatives on the board of directors following the completion of the offering. Please also disclose that holders of Class A common shares will be prohibited from holding more than 9.9% of the total voting power of common shares.

The Registrant has revised the disclosure on page 4 and page 150 of the Registration Statement to include such statements to comply with the Staff’s comment.

Risk Factors, page 23

Risks Relating to this Offering and an Investment in Our Class A Common Shares, page 62 U.S. persons who own our shares may have . . ., page 69

7.	We note your reference to the exclusive forum provision in your bye-laws. Under a separate caption, please add risk factor disclosure to address the material risks associated with the exclusive forum provision.

The Registrant has revised the disclosure on page 70 of the Registration Statement to include a risk factor addressing the material risks associated with the exclusive forum provision of its bye-laws to comply with the Staff’s comment.

Use of Proceeds, page 73

8.	We note that you intend to use the proceeds of the offering for “general corporate purposes.” If you have no current specific plan for the proceeds, please state this fact and the principal reasons for the offering. In the alternative, please state the principal purposes for which the net proceeds are intended to be used and the approximate amount for each such purpose. See Item 504 of Regulation S-K.

The Registrant has revised the disclosure on page 74 of the Registration Statement to include the fact that the net proceeds of the offering will be used for working capital purposes as well as to fund its organic and inorganic growth strategies.

Ms. Suzanne Hayes

July 1, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Judgements (sic)

Stock-Based Compensation, page 131

9.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Registrant describes how it determines the fair value underlying its equity issuances in its discussion of Critical Accounting Estimates and Judgments on page 139 and page 140 of the Registration Statement. In a future amendment, once the Registrant has an estimated offering price or range, the Registrant will provide the Staff with an analysis explaining the reasons for significant differences between the Registrant’s most recent valuations of its common stock and such estimated offering price or range, if any.

Compensation of Executive Officers and Directors

Other Compensation Practices

Employment Agreements, page 206

10.	We note that, based on the exhibits listed in your Exhibit Index, you currently have an employment agreement with Mr. Kvalheim. Please discuss the material terms of this employment agreement in this section.

The Registrant has revised the disclosure on page 216 of the Registration Statement to discuss the material terms of this employment agreement to comply with the Staff’s comment.

2015 Compensation Decisions

11.	We note that annual bonuses for your NEOs aside from your CEO are based on the achievement of financial, operational, and personal objectives established at the beginning of the year. Because the bonus is based on performance targets that are substantially uncertain at the time the target is established, it appears that the bonus may be a payment made pursuant to a non-equity incentive plan. Please refer to Questions 119.02 and 119.22 of Compliance and Disclosure Interpretations for Regulation S-K and revise your disclosure as applicable, including quantifying the performance measures, the actual figure achieved against each performance measure and how the ultimate payout was calculated.

Ms. Suzanne Hayes

July 1, 2016

Please see the Registrant’s response to comment 12 below.

Mr. Belardi, page 208

12.	We note your disclosure regarding Mr. Belardi’s non-equity incentive plan award for 2015. Please quantify the threshold, target and maximum levels for each performance measure discussed and provide the actual figure achieved against each performance measure and how the ultimate payout was calculated. For guidance, please refer to Item 402(b)(2)(v) of Regulation S-K.

In view of Regulation S-K Compliance and Disclosure Interpretations (“CDIs”) 119.02 and 119.22, the Registrant has revised its disclosure to recharacterize the annual bonuses paid to its executives as both equity and non-equity incentive awards, and to recharacterize the Chief Executive Officer’s annual non-equity incentive award as an annual equity incentive award as it falls within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718.

With respect to the two performance objectives specific to Mr. Belardi, the Registrant has disclosed Mr. Belardi’s performance objectives, including the quantitative targets for the objectives, how the Registrant performed against such objectives and how Mr. Belardi’s annual incentive award was calculated.

With respect to the five performance objectives applicable to all of the NEOs, the Registrant has also disclosed more specific information about these performance objectives, the relative weighting of the objectives, and the actual payout and the maximum possible payout as a percentage of the relevant target. However, the Registrant does not believe that quantitative disclosure of the three performance objectives that have quantitative targets is required, for two reasons. First, it does not believe that this information is material to an investment decision in the Registrant’s common shares. Second, the Registrant believes that disclosure of such performance targets potentially would result in competitive harm to the Registrant and its business.

Materiality of Disclosure: Instruction 1 to Item 402(b) of Regulation S-K states that the “purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, quantitative disclosure regarding performance targets need only be included in the Compensation Discussion and Analysis if such information is material and necessary to an understanding of the Registrant’s compensation policies and decisions for its NEOs.

Qualitative information regarding the performance objectives is material and necessary because the annual equity and non-equity incentive plan awards are a significant component of the compensation program for the Registrant’s NEOs. However, the

Ms. Suzanne Hayes

July 1, 2016

Registrant does not believe that quantitative information specifying actual performance targets for these three objectives is material or necessary because such disclosure would not give investors any significant additional insight into the Registrant’s short-term performance-based compensation program.

As described in the Registration Statement, the annual equity and non-equity incentive plan awards in 2015 for the NEOs were based on the attainment of five objectives. The first objective, weighted at 25% of the overall award, focused on delivering financial results in line with an A credit rating and included targets relating to operating income, operating return on equity, risk-based capital and attainment of an A.M. Best rating of A-. The second objective, also weighted at 25% of the overall award, focused on achieving operating model efficiencies and included targets relating to reducing expenses. The third objective, also weighted at 25% of the overall award, focused on profitably growing the company’s core business and continuing to support mergers and acquisitions activity and included targets relating to sales and reinsurance flow. The fourth objective, weighted at 15% of the overall award, focused on completing the preparation necessary to become a public company; and the fifth objective, weighted at 10% of the overall award, focused on continuing to build one cohesive management team.

The Registrant has disclosed that, with respect to these five objectives, the compensation committee determined to award annual incentive awards to its NEOs at 90% of the target opportunity. In view of the payout percentage, the Registrant’s other disclosures in the Form S-1 about its performance in 2015 and in view of the actual amounts of the incentive awards, quantitative information specifying actual performance targets with respect to the three objectives that contain quantitative targets for 2015 is neither material nor necessary as such disclosure would not give investors any significant additional insight into the Registrant’s short-term performance-based compensation program.

Ms. Suzanne Hayes

July 1, 2016

Indeed, specific numeric performance targets would not add significantly to an “understanding of the Company’s compensation policies and decisions,” and is not otherwise material. As stated by the Supreme Court in TSC Industries v. Northway, “[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in” making voting and other decisions regarding the stock. 426 U.S. 438, at 449 (1976). For the reasons described above, in the Registrant’s view, it is unlikely that a “reasonable” shareholder would find disclosure of information regarding these specific performance targets to be “important” in making an investment decision. Therefore, the Registrant believes that disclosure of this information is not required.

Competitive Harm: In addition, Instruction 4 to Item 402(b) of Regulation S-K provides that such information need not be disclosed if disclosure would result in competitive harm to the company.

The performance targets for the Registrant’s financial objectives are established based on the confidential strategic operating plans and priorities for the Registrant. The Registrant believes that quantifying performance targets would cause it potentially to suffer competitive harm because it would allow competitors to understand the Registrant’s confidential strategic operating plans and priorities, and its short-term pricing strategies. Moreover, if the Registrant were to disclose these compensation targets over time, competitors could discern the pattern of the Registrant’s operating strategies and how they change in the face of – and how management and the board respond to and anticipate – changes in operating, financial, competitive and market conditions. This could give competitors insight as to how the Registrant is likely to react to these conditions in the future, enabling competitors to directly tailor their products and set their prices based on that information.

Accordingly, the Registrant does not believe that disclosure of specific performance targets with respect to the three objectives is required because it would result in competitive harm to the Registrant and its shareholders.

Ms. Suzanne Hayes

July 1, 2016

Actual Performance

In addition, as noted in the Registration Statement, the Registrant’s compensation committee met in December 2015 to evaluate performance and determine the amounts of the 2015 annual incentive awards. With respect to the five objectives that apply to all NEOs, the compensation committee’s decisions were based on projections of full-year 2015 results, and the compensation committee exercised its discretion to increase the amount of the awards. As a result, the Registrant does not believe that disclosure of the Registrant’s performance, as presented to and reviewed by the compensation committee and forming the bases of its decisions, against these five objectives will provide useful information to investors.

This situation is limited to 2015 and reflects the Registrant’s transition to an incentive award framework and to a more sophisticated compensation program generally. The Registrant does not expect the same to recur for the 2016 annual incentive awards.

Ms. Suzanne Hayes

July 1, 2016

2015 Summary Compensation

Summary Compensation Table, page 210

2015 Grants of Athene Plan-Based Awards, page 211

13.	We note your disclosure in footnote three that the amounts reported reflect only the amount of salary and non-equity incentive plan award for which the company is responsible. Please note that Item 402 of Regulation S-K requires disclosure of all compensation paid to the named executive officers by any person for all services rendered in all capacities to the registrant and its subsidiaries. Please revise your disclosure to include compensation paid by AAM.

AAM is not a subsidiary of the Registrant, and the Registrant’s audited financial statements do not include AAM’s results of operation or financial condition. As disclosed in the Registration Statement, AAM serves as the Registrant’s investment manager.

The relationship between the Registrant and AAM is structurally similar to that between an externally managed real estate investment trust (“REIT”) and its external asset manager. In that context, there is no compensation disclosure provided in the REIT’s proxy statement or annual report for compensation paid to the executive officers of the external asset manager by the external asset manager, even though such individuals may be viewed as rendering services to the REIT indirectly in their capacity as executive officers of the asset manager. Rather, the REIT discloses the asset management fee it pays to the asset manager. Similarly, the Registrant has disclosed, on page F-85 of the Registration Statement, the asset management fee it pays to AAM and other Apollo affiliates.

From a shareholder’s standpoint, the amounts paid to Mr. Belardi by AAM for his service as the Chief Executive Officer of AAM do not represent decisions made by the Registrant’s compensation committee and are not being paid by the Registrant. As a result, including AAM compensation in the Registrant’s 2015 Summary Compensation Table (“SCT”) could potentially be misleading to investors as it would overstate the compensation paid to Mr. Belardi by the Registrant.

We also recognize, however, that the amounts paid to Mr. Belardi by AAM are relevant to understanding his motivations and incentives for performance. For 2015, AAM and the AHL compensation committee consulted with each other in determining Mr. Belardi’s total annual salary and bonus and AAM and AHL agreed to each pay one-half of the aggregate compensation amount paid to Mr. Belardi.

Ms. Suzanne Hayes

July 1, 2016

In addition, in footnote 3 to the SCT, the Registrant states that the salary and non-equity incentive plan award paid to Mr. Belardi by the Registrant and reported in the SCT represent one-half of his overall compensation for service as Chief Executive Officer of the Registrant and as Chief Executive Officer of AAM. From this statement, by multiplying the reported amounts by two, the reader can easily infer Mr. Belardi’s combined compensation from the Registrant and AAM.

We respectfully submit that this footnote disclosure strikes the appropriate balance of informing investors of Mr. Belardi’s overall Athene-related compensation package while avoiding overstating the amounts paid to him by the Registrant, as decided by the Registrant’s compensation committee.

14.	We note your disclosure in footnotes 1 and 3 that shares awarded for 2015 performance were granted in 2016 and therefore will be reported in the future as 2016 compensation. Please tell us why the grant date is not the date that the performance targets were set for such award. Please refer to Question 120.06 of Compliance and Disclosure Interpretations for Regulation S-K. Please also tell us why you have similarly reported shares for the NEO’s annual bonus for 2014 in the Grants of Plan-Based Awards Table for 2015.

In the Registration Statement, in view of Regulation S-K CDIs 119.02 and 119.22, the Registrant has recharacterized its annual bonuses as equity and non-equity plan incentive awards for disclosure purposes. With respect to the grant date of the equity incentive awards, the Registrant is of the view that the grant did not satisfy the criteria for determining the grant date under FASB ASC Topic 718 until December 10, 2015, the date on which the compensation committee approved the awards. Accordingly, the Registrant reports the full amount of the 2015 annual incentive awards in the 2015 Grants of Athene Plan-Based Awards Table (the “Awards Table”) and has made corresponding changes to the SCT. The Registrant has removed from the Awards Table the Class A common shares issued in April 2015 for 2014 performance.

Specifically, in the Awards Table: as the equity incentive plan awards are denominated in dollars, consistent with Regulation S-K CDI 120.01, the Registrant reports the equity incentive plan awards in dollars, and not number of shares. In addition, the Registrant is not able to separate the equity incentive awards from the non-equity incentive awards. Both types of awards are subject to the same threshold, target and maximum framework, and the compensation committee views the annual incentive award as one award, not two. Once the Registrant’s compensation committee makes its decision as to the amount

Ms. Suzanne Hayes

July 1, 2016

of the annual incentive award, the allocation between Class A common shares and cash is based on a percentage of the NEO’s total base salary and annual incentive award.

Accordingly, the Registrant reports a single incentive award (combining both the cash-settled and share-settled awards) in the columns under the heading “Estimated Future Payouts Under Incentive Plan Awards.” With respect to the share-settled awards, the Registrant reports the number of actual shares issued and their issuance date fair value in a footnote to the Awards Table.

15.	Please advise why the total amount of the grant date fair value of share and option awards shown in the 2015 Grants of Athene Plan-Based Awards Table does not match the grant date fair value of such awards as shown in the 2015 Summary Compensation Table.

In the Awards Table, the Registrant reported grants of Class A common shares in April 2015 to Messrs. Belardi, Kvalheim, Cernich and Smith. As indicated in footnote 1 to the Awards Table, these shares were granted in 2015 as part of these NEOs’ annual bonuses for 2014. Accordingly, they are not reported in the SCT as 2015 compensation. As indicated in our response to comment 14, the Registrant has removed these shares from the Awards Table in the Registration Statement.

In connection with their joining the Registrant in 2015, Messrs. Wheeler and Klein agreed to purchase Class A common shares from the Registrant at a price of $27.83 per share, the fair market value at the time they agreed to purchase the shares. Mr. Wheeler paid $10,000,015 for 359,325 shares and Mr. Klein paid $1,808,950 for 65,000 shares. These amounts are not reported in the SCT because they were paid by Messrs. Wheeler and Klein, and not by the Registrant. These share purchases by Messrs. Wheeler and Klein are being reported in the Awards Table because the shares were purchased under the Registrant’s 2014 share incentive plan. As indicated in footnotes 3 and 5 to the Awards Table, the difference between the purchase price and the grant date fair value of the shares reported in the Awards Table ($10,474,324 and $1,894,750 for Messrs. Wheeler and Klein, respectively) is attributable solely to the change in fair market value from the time they agreed to purchase the shares at the then fair market value to the time of the actual closing of the purchase transaction. The amounts of these differences ($474,309 and $85,800 for Messrs. Wheeler and Klein, respectively) are reported in the “All Other Compensation” column in the SCT for Messrs. Wheeler and Klein and are described in footnote 6 to the SCT.

The grant date fair values of the Class M-4 common shares awarded to Messrs. Cernich and Smith and Ms. Cushing and of the Class M-4 Prime common shares awarded to Messrs. Wheeler and Klein reported in the Awards Table are consistent with the amounts reported in the “Option Awards” column in the SCT.

Ms. Suzanne Hayes

July 1, 2016

Tax Considerations, page 265

16.	The tax discussion contains tax consequences that appear to be material to an investor. We note in particular the tax consequences related to the recognition of RPII and the treatment of AHL and related entities as controlled foreign corporations or as passive foreign investment companies. Please provide an opinion of counsel regarding the material tax consequences and revise your disclosure throughout the registration statement as appropriate.

The Registrant has revised the disclosure on page 274 and the Exhibit Index of the Registration Statement to comply with the Staff’s comment and intends to file such an opinion prior to effectiveness.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Adopted Accounting Pronouncements - Consolidation Analysis (ASU 2015-02), page F-26

17.	You state the adoption of ASU 2015-02 resulted in both consolidation and deconsolidation of certain VIEs, due to changes to your consolidation assessments. Please expand your disclosure to include the following information in accordance with ASC 810.10.65.7, or tell us why it is not required:

•	The amount of any cumulative effect adjustment to retained earnings for deconsolidation separately from any cumulative effect adjustment related to consolidation; and

•	Quantitative information by line item in the statement of financial position indicating the related effect on the cumulative-effect adjustment to retained earnings of electing the fair value option for a legal entity.

The Registrant did not record a cumulative effect adjustment to retained earnings as a result of the adoption of FASB Accounting Standards Update (“ASU”) 2015-02, including electing the fair value option related to certain legal entities. The Registrant elected to adopt ASU 2015-02 using the full retrospective method and reissued its consolidated financial statements for the year ended December 31, 2014 to reflect the results of the retrospective adoption for the years ended December 31, 2014, 2013 and 2012. As to the investment funds impacted by the adoption of ASU 2015-02, the

Ms. Suzanne Hayes

July 1, 2016

Registrant acquired its interest in the investment funds subsequent to January 1, 2012, which is the beginning of the earliest period presented. Therefore, the Registrant respectfully advises the Staff that a cumulative effect adjustment is not required.

Exhibits

18.	Please tell us what consideration you gave to filing the following agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K:

•	the investment management and advisory agreements discussed on pages 229 and 230;

•	the Master Sub-Advisory Agreement discussed on page 230;

•	the subordinated debt facility with MidCap Financial discussed on page 233;

•	the purchase agreements with AAM discussed on page 236; and

•	the repurchase agreements discussed on page 252.

The Registrant believes that such agreements are either in the ordinary course of business and are, by themselves, immaterial in amount or significance or not otherwise material to an understanding of the business of the Registrant or important in making an investment decision in the securities of the Registrant. Specifically with respect to the investment management and sub-advisory agreements, while it is the case that the investment management aspect of the Registrant’s business is a significant and material part of its business, no single investment management or advisory agreement is, by itself, material to an investor.

* * * * * * *

We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Ms. Suzanne Hayes

July 1, 2016

Very truly yours,

/s/ Samir A. Gandhi

Samir A. Gandhi

cc:	Josh Samples (SEC)

Erin Jaskot (SEC)

Bonnie Baynes (SEC)

Sharon Blume (SEC)

James R. Belardi (Athene Holding Ltd.)

Martin P. Klein (Athene Holding Ltd.)

John Golden (Athene Holding Ltd.)

Perry J. Shwachman (Sidley Austin LLP)